Exhibit 99.1

Centogene Reports Financial Results For Full Year 2019 and Highlights Recent Progress

Cambridge, MA, USA & Rostock, Berlin, GERMANY, April 23, 2020 – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies, announced today a corporate update and reported its financial results for the year ended December 31, 2019.

•	€48.8 million in revenues, 21% increase compared to the year ended December 31, 2018, with approximately 51% growth in revenues in the fourth quarter ended December 31, 2019 as compared to the fourth quarter ended December 31, 2018

•	28 new pharmaceutical collaborations and 76 total active/completed collaborations as of December 31, 2019 with 39 pharmaceutical partners covering over 45 rare diseases

•	Over 133,000 order requests received in the year ended December 31, 2019, more than 27% increase as compared to the previous year

•	Continued expansion of global proprietary rare disease platform with over 2.5 billion weighted data points, from approximatively 500,000 patients representing 120 different countries

•	Received accreditation from the College of American Pathologists (CAP) for Biorepository in Rostock, Germany, the first biorepository outside the U.S. to receive such accreditation

•	58 total biomarker programs, of which 14 biomarkers covering eight rare diseases have completed their development

“2019 was a pivotal year in CENTOGENE’s evolution during which we made significant progress towards our goal of becoming a global leader in providing molecular insights in order to accelerate drug development for rare diseases and guide patient stratification, identification, and monitoring,” said Prof. Arndt Rolfs, CEO of CENTOGENE. “Our 21% increase in revenue in the year ended December 31, 2019 was driven by the continuous strong growth of our Pharma segment, which saw nine new partners and 28 new collaborations throughout different stages of orphan drug development, from target discovery to commercialization. We were particularly pleased to form a partnership with Pfizer to identify novel targets using our CentoMD® and CentoPharma® and to expand our partnership with Shire (a subsidiary of Takeda Pharmaceutical Company Limited), which further demonstrates the recognition by the pharmaceutical industry of our unsurpassed knowledge in rare diseases and the value of our global proprietary rare disease platform. The strong financial and operational performance in 2019 provides us with a solid foundation for our business, and we look forward to leveraging the proceeds from our initial public offering in the U.S. to continue to invest in key growth areas.

Prof. Rolfs continued, “Furthermore, given the COVID-19 pandemic, CENTOGENE has taken a series of actions aimed at safeguarding the Company’s employees and business associates, including implementing a work-from-home policy for the majority of our employees. As part of the Company’s initiative to help local, national, and international authorities in their efforts to diagnose cases of COVID-19, we decided to leverage our broad medical knowledge and technical equipment to begin testing for COVID-19 in March 2020.”

In April 2020, CENTOGENE announced the opening of a laboratory in Hamburg to increase the testing capacity for the COVID-19 virus, which will expand laboratory capacity for the Company’s diagnostic testing of rare genetic diseases.

Full year ended December 31, 2019 Financial Highlights

Cash and Cash Equivalents

The Company completed its initial public offering (IPO) in 2019. Centogene N.V.’s shares began trading on Nasdaq Global Market, after pricing the initial public offering of 4,000,000 common shares at $14.00 per common share, raising net proceeds of approximately $46.6 million, after deducting underwriting discounts, commission and other expenses.

Cash and cash equivalents as of December 31, 2019 were €41.1 million, compared to €9.2 million as of December 31, 2018.

Revenue

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform.

Revenue for the year ended December 31, 2019 was €48.8 million, an increase of approximately €8.3 million, or 21% as compared to the year ended December 31, 2018. Revenue from our pharmaceutical segment was €21.5 million for the year ended December 31, 2019, an increase of approximately €4.2 million, or 24.4% as compared to that of the prior year, while the revenue from our diagnostics segment was €27.3 million for the year ended December 31, 2019, an increase of approximately €4.1 million, or 17.6% as compared to that of the prior year.

Revenues driven by the 28 new collaborations for the year ended December 31, 2019 amounted to €7.0 million, including revenues recognized from upfront fees totalling €1.9 million arising from several collaborations with two pharmaceutical partners. Such upfront fees were recognized as revenues during the year as they represent the transaction price allocated to the one-off transfer of the Group’s intellectual property - provision of epidemiological insights of relevant rare diseases and relevant data. During the year ended December 31, 2018, two major collaborations that we entered into, one with Evotec and the other with Denali, included upfront payments totalling €4 million related to certain of our intellectual property. Out of the 58 total biomarker programs, 35 biomarkers were used in connection with our pharmaceutical collaborations in 2019, as compared to 28 biomarkers in 2018.

Some of the major pharmaceutical collaborations entered into in 2019 include:

•	Data access and collaboration agreement (“DACA”) with Pfizer Inc. (NYSE: PFE) providing Pfizer with access to our data repository, which may be used in the discovery and validation of novel genetic and biochemical targets for the potential development of new therapies for rare diseases;

•	Further extension of the Global Master Service Agreement and the Supply Agreement with Shire, a subsidiary of Takeda Pharmaceutical Company Limited, providing diagnostic services for certain diseases in 2020; and

•	Research collaboration with Shire related to hereditary angioedema (HAE) Kininogen assay mass spectrometry testing and screening.

The increase in revenue from our Diagnostics segment is mainly driven by an increase in order requests. We received approximately 51,600 test requests by our diagnostics segment for the year ended December 31, 2019, representing an increase of approximately 21.7% as compared to the prior year. Among all order requests received in the Diagnostics segment, 28.6% are related to whole exome sequencing (WES) and whole genome sequencing (WGS, or sequencing with a high volume of data) (2018: 27.1%), 20.9% to standard genetic testing (which includes our single gene, CNV and mutation quantification products) (2018: 19.6%)and 15.1% to panel sequencing (2018: 15.3%). The remaining are related to non-invasive prenatal testing (NIPT) and biochemical testing. We anticipate the proportion of WES and WGS as a percentage of total test requests in the future will continue to increase. The data collected from our diagnostics services, together with the biomaterials, allow us to continue to grow our global biorepository and our rare disease platform repository.

Research and development expenses (“R&D”)

Our R&D expenses for the year ended December 31, 2019 were €9.6 million, an increase of approximately €3.3 million, or 52% as compared to the prior year. The increase is primarily attributed to expenses associated with the expansion of our proprietary information platform, as well as development of new products and solutions.

General administrative expenses (“G&A”)

Our G&A expenses for the year ended December 31, 2019 were €23.2 million, an increase of approximately €4.6 million, or 24.4% as compared to the prior year. The increase is primarily due to an increase in personnel costs and operating expenses as a result of the expansion of the business. The increase was also driven by an increase in investment in IT infrastructure and data security. The general administrative expenses also included share-based compensation expenses of €5.3 million for the year ended December 31, 2019, an increase of €0.4 million as compared to €4.9 million for 2018.

Others

In the year ended December 31, 2019, we also incurred a real estate transfer tax of €1.2 million relating to the sale and leaseback transaction of our Rostock headquarters, as well as expenses of €1.1 million related to the IPO.

Comprehensive loss attributable to equity holders

The comprehensive loss attributable to equity holders for the year ended December 31, 2019 was €20.7 million or €1.3 per share, as compared to €11.0 million or €0.8 per share for the prior year.

Basic and diluted loss per share is calculated by dividing loss for the year attributable to equity holders of the Group by the weighted average number of shares outstanding of 16,409,285 and 14,112,841 during the year ended December 31, 2019 and 2018 respectively, adjusted for the effect of corporate reorganization.

Additional Information

The full Annual Report on Form 20-F including the financials and the notes thereto can be found on the Investor Relations page of our website at http://investors.centogene.com and by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov. Shareholders may receive a hard copy of the Annual Report on Form 20-F free of charge upon request.

2020 Outlook

Our provision of testing for the COVID-19 virus is anticipated to generate additional revenues to the Company, however the impact of the pandemic to the global economy, international trade and business activities may also have a negative impact on our operating results.  As such, Centogene will not be providing financial guidance for full-year 2020 at this time.  The Company is continuing to monitor the situation closely and anticipates providing an update on expected financial performance for the year 2020 at a later date.

Centogene N.V.

Consolidated statements of comprehensive loss

for the years ended December 31, 2017, 2018 and 2019

	For the Years Ended December 31,
	2017	2018	2019
	(€ in thousands)
Consolidated statement of comprehensive loss:
Revenue	31,689	40,478	48,780
Cost of sales	14,939	19,941	26,005
Gross profit	16,750	20,537	22,775
Research and development expenses	6,396	6,300	9,590
General administrative expenses	9,498	18,610	23,160
Selling expenses	5,897	7,474	9,254
Other operating income	1,043	2,306	3,781
Other operating expenses	457	1,065	2,036
Real estate transfer tax expenses	–	–	1,200
Operating loss	(4,455)	(10,606)	(18,684)
Interest and similar income	14	33	16
Interest and similar expense	1,021	1,075	2,029
Finance costs, net	(1,007)	(1,042)	(2,013)
Loss before taxes	(5,462)	(11,648)	(20,697)
Income tax expenses/(benefits)	14	(310)	158
Loss for the year	(5,476)	(11,338)	(20,855)
Other comprehensive income/(loss)	10	(8)	16
Total comprehensive loss for the year	(5,466)	(11,346)	(20,839)
Total comprehensive loss for the year attributable to the equity holders of the parent	(5,351)	(10,971)	(20,658)
Loss per share – Basic and diluted	(0.4)	(0.8)	(1.3)
weighted average number of outstanding shares	12,065,714	14,112,841	16,409,285

Centogene N.V.

Supplemental selected segment information

for the years ended December 31, 2017, 2018 and 2019

	For the Years Ended December 31,
	2017	2018	2019
	(€ in thousands)
Revenue by Segment
Pharmaceutical	13,931	17,307	21,522
Diagnostics	17,758	23,171	27,258
Total Revenue	31,689	40,478	48,780

	For the Years Ended December 31,
	2017	2018	2019
	(€ in thousands)
Segment Adjusted EBITDA
Pharmaceutical	10,870	13,641	14,956
Diagnostics	2,552	2,285	2,306
Total segment Adjusted EBITDA	13,422	15,926	17,262

Reconciliation of segment Adjusted EBITDA to Group loss for the year	For the Years Ended December 31,
	2017	2018	2019
	(€ in thousands)
Reported Segment Adjusted EBITDA	13,422	15,926	17,262
Corporate expenses	(13,746)	(15,836)	(22,949)
	(324)	90	(5,687)
Share-based payment expenses	(894)	(5,521)	(6,418)
Depreciation and amortization	(3,237)	(5,175)	(6,579)
Operating loss	(4,455)	(10,606)	(18,684)
Finance costs, net	(1,007)	(1,042)	(2,013)
Income taxes benefits	(14)	310	(158)
Loss for the period	(5,476)	(11,338)	(20,855)

Centogene N.V.

Consolidated statements of financial position

As at December 31, 2018 and 2019

Assets	Dec 31, 2018	Dec 31, 2019
	(unaudited, € in thousands)
Non-current assets
Intangible assets	8,795	14,145
Property, plant and equipment	39,115	8,376
Right-of-use assets	—	24,932
Other assets	—	1,948
	47,910	49,401
Current assets
Inventories	1,346	1,809
Trade receivables	10,901	16,593
Other assets	7,295	8,612
Cash and cash equivalents	9,222	41,095
	28,764	68,109
	76,674	117,510

Equity and liabilities	Dec 31, 2018	Dec 31, 2019
Equity
Issued capital	1,903	2,383
Capital reserve	45,342	98,099
Retained earnings and other reserves	(19,964)	(40,622)
Non-controlling interests	(757)	(938)
	26,524	58,922
Non-current liabilities
Non-current loans	12,915	1,578
Lease liabilities	1,712	18,069
Other liabilities	11,240	9,941
	25,867	29,588
Current liabilities
Investment subsidies	794	1,348
Current loans	3,702	3,688
Lease liabilities	1,350	3,635
Liabilities from income taxes	10	-
Trade payables	5,429	8,554
Other liabilities	12,998	11,775
	24,283	29,000
	76,674	117,510

Centogene N.V.

Consolidated statements of cashflow

for the years ended December 31, 2017, 2018 and 2019

	For the Years Ended December 31,
	2017	2018	2019
	(€ in thousands)
Loss before taxes	(5,462)	(11,648)	(20,697)
Amortization and depreciation	3,237	5,175	6,579
Interest income	(14)	(33)	(16)
Interest expense	1,021	1,075	2,029
Gain on the disposal of property, plant and equipment	(60)	—	(532)
Share-based payment expenses	894	5,521	6,418
Real estate transfer tax expenses	—	—	1,200
Other non-cash items	(32)	(966)	(1,856)
Changes in operating assets and liabilities:
Inventories	(412)	(567)	(463)
Trade receivables	(2,430)	(3,909)	(5,692)
Other assets	314	(919)	(1,169)
Trade payables	(728)	140	3,125
Other liabilities	(664)	1,554	3,299
Cash flow used in operating activities	(4,336)	(4,577)	(7,775)

Cash paid for investments in intangible assets	(2,471)	(3,059)	(7,280)
Cash paid for investments in property, plant and equipment	(15,564)	(8,710)	(296)
Grant received for investment in property, plant and equipment	6,802	3,042	793
Grant refunded related to disposed property, plant and equipment	—	—	(358)
Cash received from disposal of property, plant and equipment	65	—	21,300
Interest received	14	33	16
Cash flow (used in)/generated from investing activities	(11,154)	(8,694)	14,175

Cash received from equity contributions, net	19,034	20,073	41,899
Cash received from loans	9,990	3,631	721
Cash repayment of loans	(8,749)	(2,851)	(12,072)
Cash repayments of lease liabilities	(1,580)	(442)	(3,046)
Interest paid	(1,013)	(1,075)	(2,029)
Cash flow generated from/(used) in financing activities	17,682	19,336	(25,473)

Changes in cash and cash equivalents	2,192	6,065	31,873
Cash and cash equivalents at the beginning of the period	965	3,157	9,222
Cash and cash equivalents at the end of the period	3,157	9,222	41,095

Call Instructions

Centogene will host a conference call to discuss its full year 2019 results on Thursday, April 23, 2020 at 8 a.m. Eastern Time. The call on April 23, 2020 can be accessed by dialing U.S. toll free +1 877 870 9135or U.K. +44 (0) 800 279 6619 up to 10 minutes prior to the start of the call and providing the conference ID 8195254.

A presentation and webcast of the conference call can be accessed on the Investor Relations page of our website at http://investors.centogene.com.

About Centogene

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data and innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with approximately 2.1 billion weighted data points from approximately 500,000 patients representing over 120 different countries as of December 31, 2019, or an average of approximately 600 data points per patient.

The Company’s platform includes epidemiologic, phenotypic and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of December 31, 2019, the Company collaborated with over 35 pharmaceutical partners for over 45 different rare diseases.

Important Notice and Disclaimer

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

Certain information contained in this Press Release relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this press release involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its own internal research is reliable, such research has not been verified by any independent source.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2019 on Form 20-F filed with the SEC on April 23, 2020 and other current reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE

Sun Kim

Chief Strategy and Investor Relations Officer

invest.relations@centogene.com

FTI Consulting

Bridie Lawlor

+1.917.929.5684

bridie.lawlor@fticonsulting.com